Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

November 21, 2014

Kathryn McHale Senior Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

PMI Construction Group

Preliminary Information Statement on Schedule 14C

Filed November 4, 2014

File No. 001-33643

Dear Ms. McHale:

On behalf of PMI Construction Group, a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated November 14, 2014.

Reverse Stock Split

Material Terms of the Fifty-for-One Reverse Stock Split, page 12

1.

Please expand your disclosure to explain why the reverse stock split would make the company a more desirable and attractive candidate for the completion of a business combination.  Please also disclose whether the company has any plans, arrangements or understandings to engage in any business relationship or combination following the completion of the reverse stock split.

Response: In response to Comment 1, we have revised our disclosure in our Preliminary 14C Information Statement to include the following information:

“Our Board of Directors and the consenting majority shareholders have adopted and approved resolutions to effect a Fifty-for-One (50-for-1) reverse stock split of the Company’s outstanding shares of common stock (the “Reverse Split”). The Board of Directors and the consenting majority shareholders believe that the Reverse Split, in conjunction with the Amendment (discussed below), are in the best interests of the Company and its shareholders, as both actions will provide the Company with additional shares of available common stock which may be utilized in pursuing potential future business transactions.  At this time, the Company does not have any plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock that are being created as a result of the Amendment and Reverse Split.  In the event that the Company were to pursue a business transaction that involved the issuance of additional shares of its common stock, this would dilute the holdings of current shareholders of the Company.

Furthermore, the Reverse Split and the Amendment (discussed below) could have an anti-takeover effect because additional authorized shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make more difficult a change in control or takeover of the Company. Our Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company; neither the Reverse Split nor the Amendment, were taken with the intent that they be utilized as a type of anti-takeover device.”

Amendment to Articles of Incorporation to Increase Number of Authorized Shares of Common Stock, page 13

2.

Revise to explain why the board decided to increase the number of authorized shares of common stock.  Please explain how the size of the increase was determined and disclose whether the company has any plans, arrangements or understandings with respect to the newly-authorized shares of common stock.

Response: In response to Comment 2, we have revised our disclosure in our Preliminary 14C Information Statement to include the following information:

“Our Board of Directors and the consenting majority shareholders have adopted and approved resolutions to amend the Articles of Incorporation to increase the number of authorized shares of Common Stock that the Company has the authority to issue from 95,000,000 shares, par value $0.001 to 1,000,000,000 shares, par value $0.001 (the “Amendment”).

The Board of Directors and the consenting majority shareholders believe that the Amendment, in conjunction with the Reverse Split (discussed above), are in the best interests of the Company and its shareholders, as both actions will provide the Company with additional shares of available common stock which may be utilized in pursuing potential future business transactions.  At this time, the Company does not have any plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock that are being created as a result of the Amendment and Reverse Split. In the event that the Company were to pursue a business transaction that involved the issuance of additional shares of its common stock, this would dilute the holdings of current shareholders of the Company.

Furthermore, the Amendment and the Reverse Split (discussed above) could have an anti-takeover effect because additional authorized shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make more difficult a change in control or takeover of the Company. Our Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company; neither the Amendment, nor the Reverse Split, were taken with the intent that they be utilized as a type of anti-takeover device.”

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.